EVOLVING GOLD CORP.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

For the nine months ended December 31, 2006

(Prepared without audit)

 (Stated in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EVOLVING GOLD CORP.
(An Exploration Stage Company)
BALANCE SHEET
(Stated in Canadian Dollars)

	(Unaudited)	(Audited)
	December 31,	March 31,
	2006	2006

ASSETS

Current
Cash	$91,817	$222,953
Other receivables	19,050	4,961

	110,867	227,914

Furniture and equipment, net of accumulated depreciation of $891	18,529	1,187
(March 31, 2006:$ 44)
Mineral properties – Notes 3 and 5, Schedule 1	1,157,335	737,297

	$1,286,731	$966,398

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$123,644	$107,254

SHAREHOLDERS' EQUITY

Share capital – Notes 4 and 5
Authorized:
Unlimited number of common shares without par value
Issued:
12,269,842 shares (March 2006: 10,269,842 shares)	2,345,569	1,713,844
Contributed surplus – Note 4	427,090	290,415
Deficit accumulated during the exploration stage	(1,609,572)	(1,145,115)

	1,163,087	859,144

	$1,286,731	$966,398

Nature and Continuance of Operations – Note 1
Commitments – Notes 3 and 4
Subsequent Events – Notes 3 and 4

APPROVED BY THE DIRECTORS:

	Director		Director
Robert Bick		Larry Dick

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Prepared without audit)
(Stated in Canadian Dollars)

	For the three months ended		For the nine months ended
	December 31,		December 31,
	2006	2005	2006	2005

Administrative expenses – notes 5 and 6
Accounting	$5,455	$9,869	$16,195	$31,459
Bank charges and interest	346	490	922	882
Consulting – Note 5	-	-	30,091	38,250
Depreciation	676	-	847	-
Legal	20,963	29,016	35,456	61,208
Management fees – Note 5	12,494	-	49,075	-
Office and miscellaneous	9,076	3,853	16,587	11,016
Promotion, advertising and travel-Note 5	5,064	26,506	45,304	86,190
Rent and administration fees – Note 5	11,250	3,000	25,000	12,000
Stock-based compensation – Note 4	-	-	136,675	198,900
Transfer agent and filing fees	6,281	3,908	16,309	15,151
Write down of mineral properties	5,625	-	91,996	-

Net loss for the period	(77,230)	(76,642)	(464,457)	(455,056)

Deficit at beginning of the period	(1,532,342)	(932,750)	(1,145,115)	(554,336)

Deficit at end of the period	$(1,609,572)	$(1,009,392)	$(1,609,572)	$(1,009,392)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.06)

Weighted average number of shares
outstanding	12,269,842	8,562,842	11,279,297	8,065,867

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Prepared without audit)
(Stated in Canadian Dollars)

	For the three months ended		For the nine months ended
	December 31,		December 31,
	2006	2005	2006	2005
Operating Activities
Net loss for the period	(77,230)	(76,642)	(464,457)	(455,056)
Add items not affecting cash:
Depreciation	676	-	847	-
Stock-based compensation	-	-	136,675	198,900
Write down of mineral properties	5,625	-	91,996	-
	(70,929)	(76,642)	(234,939)	(256,156)
Changes in non-cash working capital items
related to operations:
Accounts receivable	(3,184)	(151)	(14,089)	(67)
Accounts payable and accrued liabilities	74,188	72,005	16,390	5,062
	75	(4,788)	(232,638)	(251,161)
Investing Activities
Purchase of furniture and equipment	(10,967)	-	(18,189)	-
Deferred exploration costs	(520,463)	(14,516)	(601,856)	(123,035)
Acquisition of resource properties	(12,162)	-	(106,868)	(84,916)
	(543,592)	(14,516)	(726,913)	(207,951)
Financing Activities
Issue of common shares for cash, net of share
	-	-	447,725	172,000
issue expense
Earn-In recoveries of deferred exploration
costs	380,690	(14,516)	380,690	(123,035)
Issue of common shares for settlement of debt	-	-	-	285,610
	380,690	-	828,415	457,610

Increase (decrease) in cash during the period	(162,827)	(19,304)	(131,136)	(1,502)
Cash, beginning of the period	254,644	20,556	222,953	2,754
Cash, end of the period	$91,817	$1,252	$91,817	$1,252

Supplemental disclosure of cash flow information:
Shares issued for share issue expense	$-	$-	$30,000	$-
Common shares issued on exercise of stock
	$-	$-	$-	$17,000
options
Shares issued for acquisition of mineral
	$-	$-	$184,000	$80,000
property
	$-	$-	$214,000	$97,000
Cash paid for:
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
(Prepared without audit)
(Stated in Canadian Dollars)

				Deficit
				Accumulated
				During the
	Share Capital		Contributed	Exploration
	Shares	Amount	Surplus	Stage	Total

Balance, March 31, 2006	10,269,842	$1,713,844	$290,415	$(1,145,115)	$859,144
Issuance of shares:
Pursuant to resource
property acquisition at	400,000	184,000	-	-	184,000
$0.46
Pursuant to private
placement at $0.30	1,500,000	450,000	-	-	450,000
Share issue expense:
Finders fees	100,000		-	-	-
Cash	-	(2,275)	-	-	(2,275)
Stock-based compensation	-	-	136,675	-	136,675
charge
Net loss for the period ended
December 31, 2006	-	-	-	(464,457)	(464,457)

Balance, December 31, 2006	12,269,842	$2,345,569	$427,090	$(1,655,975)	$1,163,087

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Schedule 1
(An Exploration Stage Company)
SCHEDULE OF MINERAL PROPERTIES
(Prepared without audit)
(Stated in Canadian Dollars)

Canada	United States

	Voisey	Murray	Malone	Winnemuca
	Bay
	Property	Property	Property	Property	Total

Balance, March 31, 2006	$58,818	$-	$-	$678,479	$737,297

Deferred exploration costs
Drafting	207	-	629	71	907
Drilling	-	-	-	321,240	321,240
Field expenses and other	113	-	20,909	8,667	29,689
Geological consulting	1,879	-	53,112	23,559	78,550
Geophysical consulting	-	-	29,248	-	29,248
Licenses, permits and fees	18,600	11,825	19,064	59,450	108,939
Surveying and environmental studies	-	-	33,283	-	33,283

	20,799	11,825	156,245	412,987	601,856

Acquisition costs
Cash	-	-	11,360	11,570	22,930
Shares	-	-	-	184,000	184,000
Legal	554	-	-	83,384	83,938

	554	-	11,360	278,954	290,868

Recoveries pursuant to Earn-in	-	-	-	(380,690)	(380,690)
agreement
Write down of mineral property	(80,171)	(11,825)	-	-	(91,996)

Balance, December 31, 2006	$-	$-	$167,605	$989,730	$1,157,335

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended December 31, 2006
(Prepared without audit)
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At December 31, 2006 the Company was in the exploration stage and had interests in mineral properties located in Labrador, Canada and New Mexico and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company does not have sufficient cash to fund its operations for the next fiscal year, has not yet achieved profitable operations, has accumulated losses of $1,609,572 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares.

Note 2	Summary of Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with generally accepted accounting principles in Canada, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2006. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the nine months ended December 31, 2006 – Page 2
(Prepared without audit)
(Stated in Canadian Dollars)

Note 3	Mineral Properties

a) Malone Property

     On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable by April 1, 2007. The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $156,245 on this property during the nine months ended December 31, 2006.

b) Voisey Bay Property

     Pursuant to an option agreement dated May 4, 2005 between the Company and Geocore Exploration Inc. the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($20,799 incurred at December 31, 2006) and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty. During the nine months ended December 31, 2006, the Company abandoned this option and accordingly accumulated costs incurred to December 31, 2006 of $80,171 were written off.

c) Winnemuca Property

     Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humbolt County, Nevada (the “Winnemuca Property”). In addition the Company has staked additional unpatented mining claims.

     In order to vest its interest in the Winnemuca Property the Company must make aggregate cash payments to Golden of US$70,000, issue 1,800,000 shares to Golden (or its nominee), incur exploration expenditures of US$4,000,000 and make advance royalty payments as follows:

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the nine months ended December 31, 2006 – Page 3
(Prepared without audit)
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Winnemuca Property – (cont’d)

	i)	Cash Payments
		-	US $80,000 (paid) (including US $10,000 for extension agreement);

	ii)	Share Issuances
		-	900,000 shares; (issued)
		-	400,000 shares on May 16, 2006, (issued);
		-	500,000 shares on or before December 31, 2007;

	iii)	Various legal costs
		-	Pay various legal costs at the close of a private placement of shares and full warrants at a price of $0.30 per share ($63,392 has been paid)

	iv)	Exploration Expenditures
		-	US $500,000 on or before December 31, 2006 including US $200,000 on the Golden Arc claims (CDN $603,336 has been paid);
		-	an additional US $1,500,000 on or before December 31, 2007;
		-	and a further US $2,000,000 on or before December 31, 2008.

	v)	Advance Royalty Payments
		-	US$10,000 on or before March 16, 2006 (paid);
		-	an additional US$10,000 on or before December 3, 2006 (paid)
		-	an additional US$20,000 on or before December 3, 2007
-

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. The Company also prepared a technical report and an exploration expense report and delivered this to Golden with all relevant data, information and reports.

In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with this transaction.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the nine months ended December 31, 2006 – Page 4
(Prepared without audit)
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

	c)	Winnemuca Property – (cont’d)

The Winnemuca Property is subject to a 2% net smelter return (“NSR”). With respect to the original Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining mineral claims.

Pursuant to a Letter Agreement between Evolving and Meridian Gold Inc. (subsequently assigned to Meridan Minerals Corp. (“Meridian”)) dated September 22, 2005, Evolving agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims. The Earn-In Agreement was subsequently signed on July 30, 2006.

To complete the earn-in Meridian must make the following:

-	Cash payments of US$160,000 on receipt of title opinion (paid in January, 2007), and an additional US$100,000 and US$240,000 on or before December 31, 2007 and December 31, 2008 respectively.

-

Fund exploration expenditures aggregating US$ 500,000 on or before December 31, 2006 (US$ 328,181 has been paid and the Company is in the process of extending the deadline due to unforeseen drilling delays).

-	Fund exploration expenditures of US$ 1,500,000 on or before December 31, 2007.

-	Fund exploration expenditures of an additional US$ 2,000,000 on or before December 31, 2008.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and Evolving will form a joint venture for purposes of carrying out the project.

Note 4	Share Capital

On September 7, 2006, the Company completed a non-brokered private placement of 1,500,000 units at a price of $0.30 per unit resulting in total cash proceeds net of share issue expense of $447,725. Each unit was comprised of one common share and one non- transferable common share purchase warrant with each warrant entitling the holder to purchase one common share in the Company for $0.40 per share for a period of two years. Pursuant to this private placement an additional 100,000 units were issued to one finder.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the nine months ended December 31, 2006 – Page 5
(Prepared without audit)
(Stated in Canadian Dollars)

Note 4	Share Capital – (cont’d)

Warrants
At December 31, 2006, there were 4,256,742 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Shares	Exercise Price	Expiry Date

470,000	$0.25	January 10, 2007
432,742	$0.82	May 25, 2007
290,000	$0.55	September 14, 2007
1,464,000	$0.40	January 18, 2008
1,600,000	$0.40	September 7, 2008

4,256,742

Subsequent to December 31, 2006, 260,000 warrants were exercised at an exercise price of $0.25 each for total share issue proceeds of $65,000. An additional 210,000 warrants expired on January 10, 2007.

Stock Option Plan and Stock-based Compensation
A summary of the status of the stock option plan as of December 31, 2006 and the changes for the nine months then ended is presented below:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding and exercisable, beginning of period	585,000	$0.44
Granted during the period	430,000	$0.36
Outstanding and exercisable, end of period	1,015,000	$0.42

Details of stock options outstanding as at December 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
250,000	$0.25	September 15, 2009
185,000	$0.82	May 16, 2009
150,000	$0.30	January 20, 2011
430,000	$0.36	April 4, 2011

1,015,000

The Company established a share purchase option plan (the “Plan”) in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the nine months ended December 31, 2006 – Page 6
(Prepared without audit)
(Stated in Canadian Dollars)

Note 4	Share Capital – (cont’d)

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

During the nine months ended December 31, 2006, the Company recorded stock-based compensation expense of $8,675 with respect to options granted in prior periods and $128,000 with respect to options granted in the current period.

The weighted fair value of the share purchase options granted is estimated using an option pricing model with the following assumptions:

	2006	2005

Average risk-free interest rate	3.4% to 4.13%	3.6% to 4.0%
Expected life	4.0 to 5.0 years	5.0 years
Expected volatility	111% to 125%	138% to 155%
Expected dividends	Nil	Nil

Note 5	Related Party Transactions

During the nine months ended December 31, 2006 the Company incurred charges to significant shareholders and directors of the Company as follows:

	Nine months ended
	December 31,
	2006	2005

Consulting	$14,463	$25,000
Management fees	49,075	-
Rent and administration fees	3,000	6,000
Deferred exploration costs	52,325	25,000
		-

	$118,863	$56,000

Accounts payable and accrued liabilities includes $ 50,846 (March 31, 2006: $53,000) due to directors and significant shareholders of the Company.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
For the nine months ended December 31, 2006 – Page 7
(Prepared without audit)
(Stated in Canadian Dollars)

Note 5	Related Party Transactions (continued)

During the nine months ended December 31, 2006, 320,000 share purchase options were granted to directors of the Company resulting in a stock-based compensation charge of $95,300. During the nine months ended December 31, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 to directors of the Company and also during this period 20,000 warrants were exercised by a director for net proceeds of $5,000.

Note 6	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	Nine months ending		Year ending
	December 31, 2006		March 31, 2006
	Canada	United States	Canada	United States

Net loss	$(464,457)	$-	$(584,379)	$-

Total Assets	$129,396	$1,157,335	$287,919	$181,523